Exhibit 12.1

3D SYSTEMS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Twelve Months Ended December 31,
	2013	2012	2012	2011	2010	2009	2008 (2)
Fixed charges
Interest on debt and capitalized leases	886,863	2,226,322	8,592,188	1,680,415	587,252	617,992	917,682
Amortization of debt discount and expense	467,539	959,918	3,876,000	409,219	—	—	—
Interest element of rentals	513,486	394,605	1,654,344	911,754	658,341	568,431	632,700

Total fixed charges	1,867,888	3,580,845	14,122,532	3,001,388	1,245,593	1,186,423	1,550,382

Earnings
Net income (loss)	5,883,000	6,188,000	38,941,000	35,420,000	19,566,000	1,139,000	(6,154,000)
Addback:
Extraordinary charge	—	—	—	—	—	—	—
Loss from discontinued operation	—	—	—	—	—	—	—
Consolidated provision for income taxes	1,569,000	1,100,000	4,338,000	(2,974,000)	173,000	774,000	294,000
Fixed charges	1,867,888	3,580,845	14,122,532	3,001,388	1,245,593	1,186,423	1,550,382

Subtotal earnings (loss)	9,319,888	10,868,845	57,401,532	35,447,388	20,984,593	3,099,423	(4,309,618)

Less : Undistributed earning of less-than-50% owned affiliates	—	—	—	—	—	73,000	—

Total earnings (loss)	9,319,888	10,868,845	57,401,532	35,447,388	20,984,593	3,026,423	(4,309,618)

Ratio of earnings to fixed charges (1)	5.0	3.0	4.1	11.8	16.8	2.6	(2.8)

(1)	The ratio of earnings to fixed charges was computed by dividing earnings (loss) before income taxes by fixed charges from operations for the periods indicated. Fixed charges are the sum of (i) interest expense, including amortization of discounts and accretion of final payments related to indebtedness, and (ii) one-third of all rental expense, which we consider to be a reasonable approximation of the interest factor included in rental expense.
(2)	The deficiency to cover a one-to-one ratio of fixed charges was $5,860,000.